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                                                                  EXHIBIT (a)(5)

Western Digital contacts:
Steve Shattuck
Press Relations
949.672.7817
steve.shattuck@wdc.com

Bob Blair
Investor Relations
949.672.7834
robert.blair@wdc.com

     WESTERN DIGITAL OFFERS TO PURCHASE ZERO COUPON CONVERTIBLE SUBORDINATED
                          DEBENTURES DUE 2018 FOR CASH

LAKE FOREST, Calif. - Jan. 17, 2003 - Western Digital Corp. (NYSE: WDC) today announced that holders of Zero Coupon Convertible Subordinated Debentures due 2018 issued by its wholly-owned subsidiary, Western Digital Technologies, Inc. ("WDT"), have the right to surrender their debentures for purchase by WDT as of today. Under the terms of the debentures, each holder has the right to require WDT to redeem on Feb. 18, 2003 all or a part of such holder's debentures at a price equal to the issue price plus the accrued original issue discount. As of Feb. 18, 2003, the price to be paid by WDT for debentures validly surrendered and not withdrawn will be $459.64 per $1,000 principal amount at maturity. The debentures surrendered for purchase by WDT must be in the principal amount of $1,000 or an integral multiple thereof. Under the terms of the debentures, WDT has the option to pay for the surrendered debentures with cash, Western Digital common stock, or a combination of cash and stock. WDT has elected to pay for the debentures solely with cash on-hand. If all outstanding debentures are surrendered for purchase, the aggregate cash purchase price will be approximately $74,000,000. At the end of

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Western Digital Offers to Purchase Zero Coupon Convertible
Subordinated Debentures Due 2018 For Cash
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its first fiscal quarter ending Sept. 27, 2002, Western Digital had $244,400,000 in cash on its balance sheet.

      The right to surrender debentures for purchase expires at 5 p.m. New York City time Tuesday, Feb. 18, 2003. To surrender debentures, a purchase notice must generally be delivered to U.S. Bank, N.A., the paying agent for the redemption. Holders of debentures complying with the transmittal procedures of the Depository Trust Company need not submit a physical purchase notice to U.S. Bank, N.A. Holders may withdraw any debentures previously surrendered for purchase at any time prior to 5 p.m., New York City time Feb. 18, 2003.

      A Tender Offer Statement on Schedule TO relating to the redemption will be filed with the Securities and Exchange Commission ("SEC") later today. The Schedule TO will include information on the terms, conditions and procedures for surrendering for purchase and withdrawing debentures. These documents will also be made available to debenture holders through the Depository Trust Company. Debenture holders can also obtain free copies of these documents through the Web site maintained by the SEC at www.sec.gov, or from Western Digital by contacting Western Digital Investor Relations at (800) 695-6399. Debenture holders are encouraged to read these documents carefully before making any decision with respect to the surrender of debentures, because these documents contain important information regarding the details of WDT's obligation to purchase the debentures.

      As of Jan. 16, 2003 there was $160,897,000 in principal amount at maturity of debentures outstanding. The debentures are convertible into shares of Western Digital common stock. As of Jan. 17, 2003 the conversion rate of the debentures is 14.935 shares of Western Digital common stock per $1,000 principal amount at maturity of the debentures.
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Western Digital Offers to Purchase Zero Coupon Convertible
Subordinated Debentures Due 2018 For Cash
Page 3

      This press release is neither an offer to purchase nor a solicitation of an offer to sell securities and no recommendation is made as to whether or not holders of debentures should surrender their debentures for purchase. The offer is made only by the Company Notice dated Jan. 17, 2003 and related documents (as they may be amended from time to time), being filed with the SEC as exhibits to the Tender Offer Statement on Schedule TO.

ABOUT WESTERN DIGITAL

      Western Digital, one of the storage industry's pioneers and long-time leaders, provides products and services for people and organizations that collect, manage and use digital information. The Company produces reliable, high-performance hard drives that keep users' data close-at-hand and secure from loss.

      Western Digital was founded in 1970. The Company's storage products are marketed to leading systems manufacturers and selected resellers under the Western Digital brand name. Visit the Investor section of the Company's Web site (www.westerndigital.com ) to access a variety of financial and investor information.

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Western Digital and the Western Digital logo are registered trademarks of
Western Digital Technologies, Inc.